TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the period ended December 31, 2005.

This MD&A is prepared as of February 3, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Taseko is a mining and mineral exploration company with three properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and two exploration projects: the Prosperity copper-gold property and the Harmony gold property. In 2006, Taseko anticipates continuing to focus its resources and its efforts on the Gibraltar mine and the Prosperity project.

Taseko had earnings of $6.7 million during the quarter ended December 31, 2005, compared to earnings of $16.4 million (which includes $17.5 million in tax recoveries) in the previous quarter and a loss of $5.3 million in the same quarter of the previous fiscal year.

During the quarter ended December 31, 2005 the Gibraltar mine met its copper production forecast and exceeded its molybdenum production forecast by 11%. The mine produced 13.4 million pounds of copper and 223 thousand pounds of molybdenum.

The Company realized revenues of $36.2 million and $5.1 million from sales of copper and molybdenum concentrates, respectively, from the Gibraltar mine during the period.

Results of a reserve update for the Gibraltar mine were announced on December 12, 2005: proven and probable reserves increased by 30%, from 149 million tons to 194 million tons.

The Company also announced that it had re-initiated work on the Prosperity Project. Previous feasibility work is being reviewed and permitting activities have been re-activated, with the objective of advancing the project toward a production decision.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gibraltar Mine

The Gibraltar mine restarted copper milling operations at the beginning of Taseko’s 2005 fiscal year, in October 2004. Molybdenum production started in the following quarter. Hence, the period of October to December 2004 (Q1 2005) was a restart period, with commercial production beginning on January 1, 2005. The operating statistics for the first quarter of fiscal 2006 presented below are compared to those of the previous quarter (Q4 – 2005).

First Quarter 2006 Highlights

Copper

  Copper in concentrate production during the quarter was 13.4 million pounds of copper (100% of forecast).
  Copper concentrate sales for the quarter were 28,912 wet metric tonnes (WMT”), containing 16.4 million pounds of copper, an increase from the 21,990 WMT sold during the previous quarter.
  The average price realized for sales of copper in the quarter was US$1.88 per pound.
  Copper concentrate inventory at December 31, 2005 was 13,015 WMT, of which 10,805 WMT of inventory was in a storage facility at a dock in North Vancouver, BC. Of this inventory, 4,497 WMT has been purchased by a smelter (and the corresponding cash has been received by the Company) but will not be credited to revenue (currently booked as deferred revenue) until it has been loaded for shipping. This is a decrease in inventory from the 18,614 WMT of concentrate on hand at the end of the previous quarter.

Molybdenum

  Molybdenum in concentrate production in the quarter was 223,000 pounds (111% of the forecast).
  Molybdenum concentrate sales in the quarter were 192.0 WMT, containing 196,000 pounds, an increase from the 117,000 pounds in 113 WMT sold in the previous quarter.
  The average price realized for sales of molybdenum in the quarter was US$22.45 per pound.
  At the end of the first quarter, molybdenum in concentrate inventory was 37.3 WMT, an increase from the 9.4 WMT at the end of the previous quarter.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

          First Quarter Production Results

The following table is a summary of the operating statistics for the current quarter (Q1- 2006) compared to the previous quarter (Q4- 2005). Statistics for the previous quarter are shown for comparison rather than those for the first fiscal quarter of 2005, as the latter was a restart period prior to commercial production.

	Q1 - 2006	Q4 - 2005
Total tons mined (millions)*	10.1	10.5
Tons of ore milled (millions)	3.0	3.0
Stripping ratio	2.31	2.42
Copper grade (%)	0.286	0.281
Molybdenum grade (%MoS2)	0.014	0.014
Copper recovery (%)	78.1	77.7
Molybdenum recovery (%)	42.9	20.3
Copper production (millions lb)	13.4	13.0
Molybdenum production (thousands lb)	223	108

*Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.

Total tons mined decreased in the current quarter compared to the previous quarter, mainly as a result of a shortage of haul trucks available due to lack of tires. In order to help alleviate this industry wide problem, mine staff has carried out an analysis of the detailed mining sequence of the current pit and developed a new plan, taking into account the anticipated haulage truck availability and integrating the advantage of shortened haul distances. As a result of the new detailed mine plan and existing tire supply contracts, continuing tire shortages are not expected to affect metal production during 2006.

Copper produced in concentrate during the quarter was 13.4 million pounds, a 3% increase from the 13.0 million pounds produced in the previous quarter, and 100% of the forecast for the quarter. Mill throughput and copper recoveries were lower than expected, related to some mechanical problems and ore variability, but these were offset by higher head grades.

Copper sales were 16.4 million pounds in 28,912 WMT of concentrate, an increase from 12.8 million pounds in 21,990 WMT of concentrate sold in the previous quarter. Copper concentrate inventory at December 31, 2005 was 13,015 WMT, a decrease in inventory from the 18,614 WMT of concentrate on hand at the end of the previous quarter.

Molybdenum produced in concentrate during the quarter was 223 thousand pounds, a substantial increase from the 108 thousand pounds produced in the previous quarter, and 11% higher than the forecast for the quarter, mainly as a result of higher recoveries. Several modifications to the circuit were completed in the previous quarter and, coupled with a much better understanding of the operation of the circuit, have led to the improved performance.

Molybdenum sales total 196,000 pounds in 192.0 WMT of concentrate, an increase from the 117,000 pounds sold in the previous quarter. At the end of the quarter, molybdenum in concentrate inventory was 37.3 WMT, an increase from the 9.4 WMT at the end of the previous quarter.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Production unit costs were above forecast as a result of higher prices for haulage truck tires, labour, fuel, steel feed for the mill, reagents and miscellaneous supplies. A sharp increase in industry activity has lead to supply shortages and the higher prices. In addition, the shovel fleet and both mill underwent unscheduled one time repairs during the period, which also affected unit costs.

          First Quarter Actual Compared to Forecast

The forecasted copper and molybdenum production for 2006 are 60.1 million pounds and 874,000 pounds, respectively. Forecast production and costs, broken down by quarter, are tabulated below, and compared to the actual results for the current quarter.

	Q1 (F)	Q1 (A)	Q2 (F)	Q3 (F)	Q4 (F)
Copper (millions lb)	13.4	13.4	15.2	15.7	15.8
Molybdenum (thousands lb)	200	223	220	227	227
Copper production costs[1] , net of by product credits*, per lb of copper	US$1.03	US$1.10	US$0.81	US$0.81	US$0.80
Off Property Costs[2] for transport, treatment (smelting & refining) & sales per lb of copper	US$0.30	US$0.33	US$0.34	US$0.34	US$0.34
Total cash costs of production per lb of copper	US$1.33	US$1.43	US$1.15	US$1.15	US$1.14

1Excludes mining equipment lease costs but includes contractor overhead costs. The by-product credit is based on pounds of molybdenum sold. The forecast production costs for 2006 are based on a molybdenum sales price of US$25 per pound for the first quarter and US$20 per pound for the remainder of the year.
2Off-property costs are higher than would otherwise be expected due to price participation assessments applied by Glencore Ltd. (see Results of Operations).

Labour

There were no lost time accidents during the quarter.

The number of personnel at the end of the quarter was 258, compared to 248 at the end of the previous quarter and the planned complement of 285.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral Reserves and Resources

At year end, a detailed review of the geological model, confirmation of pit wall locations established in previous mine optimization studies, and an analysis of current price and mining cost projections was initiated. This work allowed for expansion of the previously defined pits, specifically at the PGE Connector and Granite Lake deposits. Overall proven and probable reserves were increased by 30%, from 149 million tons to 194 million tons. Results are tabulated below:

Mineral Reserves at October 1, 2005[1] at 0.20% Copper cut-off
		Tons
Pit	Category	(millions)	Cu%	Mo%
Pollyanna	Proven	27.3	0.315	0.010
	Probable	2.9	0.288	0.010
	Subtotal	30.2	0.312	0.010

PGE Connector	Proven	35.9	0.296	0.010
	Probable	5.6	0.283	0.011
PGE Connector Additional	Proven	7.1	0.303	0.016
	Probable	7.7	0.275	0.016
	Subtotal	56.3	0.293	0.012

Granite Lake	Proven	70.7	0.322	0.009
	Probable	6.9	0.321	0.007
Granite Lake Additional	Proven	26.3	0.308	0.008
	Probable	3.6	0.310	0.005
	Subtotal	107.5	0.318	0.009
Total		194.0	0.310	0.010

1Long term metal prices of US$1.10/lb for copper and US$6.00/lb for molybdenum were used for the estimates.

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of John W. McManus, P.Eng., Vice President of Operations for Taseko and a Qualified Person under National Instrument 43-101. Mr. McManus verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. A technical report has been filed on www.sedar.com.

Mineral resources, in addition to the mineral reserves, are tabulated below:

Mineral Resources at October 1, 2005 at 0.20% Copper cut-off
Category	Tons (millions)	Cu%	Mo%
Measured Indicated	410 204	0.286 0.269	0.008 0.008
Total	614	0.280	0.008

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Plans for 2006

A $2 million definition drilling program is planned for the spring of 2006. This work will focus on more fully defining the mineral resources between the existing pits and tying together the extensive mineralization zones, with the objective of upgrading additional resources into reserve categories. Concurrently, an engineering study has been initiated to evaluate the economics of expanding the mill capacity by 25%.

Once these studies are completed, the Company will re-assess the economics of constructing a copper refinery at the site.

Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometres southwest of the City of Williams Lake in south-central British Columbia. The Company carried out extensive exploration, engineering, mine planning, environmental and socio-economic studies on the property prior to 2001, outlining a large porphyry copper-gold deposit.

The Company is currently reviewing previous feasibility studies and re-assessing the project economics based on new technologies, concepts, and innovative approaches to mine development. This includes reexamining optimal mining rates and the sizes of the mining equipment previously proposed, analyzing the economics of constructing and operating a single line mill rather than multiple smaller lines, and evaluating potential improvements that could be realized with state-of-the-art metallurgical technologies such as large tank flotation circuits and expert computerized mill control systems. The work program also includes reassessing major infrastructure plans, such as the power-line route, to determine if there are synergies to be achieved with the other communities of interest in the area.

Market Trends

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and have averaged US$1.59/lb in 2005. Copper prices have continued to increase in 2006, averaging US$2.09/lb in January.

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004. The average molybdenum price in 2005 was US$33/lb. Prices have decreased since December 2005, but appear to be stablizing. The average price for January 2006 was US$24/lb.

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$549/oz in January.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

		As at	As at
	As at	September 30	September 30
	September 30	2004	2003
Balance Sheet	2005	(restated)	(restated)
Current assets	$58,380,111	$18,064,003	$3,832,059
Mineral properties	3,000	3,000	28,813,296
Other assets	132,613,767	112,799,415	16,825,852
Total assets	190,996,878	130,866,418	49,471,207

Current liabilities	52,023,078	40,179,912	3,851,136
Other liabilities	109,864,245	95,601,763	24,086,058
Shareholders’ equity	29,109,555	(4,915,257)	21,534,013
Total shareholders’ equity & liabilities	$190,996,878	$130,866,418	$49,471,207

		As at	As at
	Year ended	September 30	September 30
	September 30	2004	2003
Statement of operations	2005	(restated)	(restated)
Revenue	$(87,638,300)	$–	$–
Cost of production	57,799,558	–	–
Transportation and treatment	13,548,560	–	–
Amortization	2,657,165	17,296	42,564
Accretion of reclamation obligation	1,574,000	1,431,000	1,300,000
Exploration	505,586	4,456,901	2,024,671
Foreign exchange	34,080	–	–
Loss (gain) on sale of equipment	2,160,992	–	(131,638)
General and administration	2,411,688	2,334,840	855,646
Interest and other income	(10,547,609)	(5,154,209)	(721,480)
Interest expense	4,250,831	1,476,999	1,090,765
Premium paid for acquisition of Gibraltar Reclamation Trust LP	–	5,095,249	–
Refinery project	–	–	500,000
Restart project	6,346,650	14,982,008	–
Stock-based compensation	1,129,026	5,172,244	65,344
Write down of mineral property acquisition costs	–	28,810,296	–
Current income tax expense (recovery)	(4,099,000)	23,744,000	–
Future income tax expense (recovery)	(13,423,000)	–	–
Loss (earnings) for the year	$(23,289,773)	$82,366,624	$5,025,872

Basic earnings (loss) per share	$0.23	$(1.10)	$(0.11)
Diluted earnings (loss) per share	$0.21	$(1.10)	$(0.11)

Basic weighted average number of common shares outstanding	100,021,655	75,113,426	46,984,378
Diluted weighted average number of common shares outstanding	110,732,926	75,113,426	46,984,378

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

The Company’s earnings for the quarter ended December 31, 2005 were $6.7 million, compared to a loss of $5.3 million in the first quarter of 2005. The increase in earnings is due to the resumption of mining activities at the Gibraltar copper-molybdenum mine in January 2005.

The Company reported revenues of $41.3 million, compared to $nil in the first fiscal quarter of 2005. Revenues consisted of copper concentrate sales of $36.2 and molybdenum concentrate sales of $5.1 million. In late September 2005, the Company received funds of approximately $14.3 million from the sale of copper. The Company was unable to recognize the revenue from this sale as the copper was held in a storage facility at the dock as there were no ships available at that time to transport the copper to smelters in Asia. Consequently, the Company recorded this sale as deferred revenue as at September 30, 2005.

At December 31, 2005 a portion of this copper concentrate remained unshipped and that portion has been recorded as deferred revenue in the amount of $4.7 million and will be recognized as revenue upon shipment to the customer.

Total production costs for the period were $26 million. These costs include mining (Q1-2006 – $11.1 million; Q1-2005 – $nil), milling (Q1-2006 – $8.4 million; Q1-2005 – $nil), mine administration (Q1-2006 – $1.5 million; Q1-2005 – $nil), administration fees paid to Ledcor (Q1-2006 – $1.1 million; Q1-2005 – $nil), royalties (Q1-2006 - $0.2 million; Q1-2005 – $nil), molybdenum treatment expenses (Q1-2006 – $0.2 million; Q1-2005 - $nil), and an inventory reduction (Q1- 2006 - $3.9 million; Q1- 2005 –$nil), offset by silver credits (Q1 – 2006 - $0.4 million; Q1 -2005 - $nil).

Transportation and treatment costs were $6.3 million for Q1-2006 compared to $nil in Q1-2005. Amortization expense increased to $0.8 million compared to $0.5 million in the same period of fiscal 2005.

Glencore Ltd. (“Glencore”) purchases the whole of the copper concentrates produced by the Gibraltar mine pursuant to the terms of a written contract. Gibraltar Mines Ltd. and Glencore have a dispute concerning the interpretation of the contract. Glencore asserts that the contract provides that the price to be paid for the concentrates should be reduced by a deduction referred to as "price participation". Gibraltar asserts that the contract does not provide for any such deduction. To December 31, 2005, Glencore had withheld approximately US$3.3 million from invoices rendered by Gibraltar and is claiming repayment of a further US$0.5 million, on the basis of its interpretation of the contract. Of this amount, US$1.6 million was withheld during the quarter ended December 31, 2005.

The dispute is set for arbitration in London, England, in June 2006. If Gibraltar is successful in the arbitration, and there is no appeal, then Gibraltar should immediately receive the full amount that has been withheld by Glencore.

Exploration expenses increased to $0.3 million in Q1-2006 compared to $0.03 million in Q1-2005 due to exploratory drilling at the Gibraltar mine site and due diligence relating to potential new projects. General and administrative costs increased to $1.0 million in Q1-2006 from $0.4 million in Q1-2005 due to the increased level of activity associated with an operating mine. Interest and other income decreased to $1.6

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

million in Q1-2006 from $6.4 million Q1-2005 due to a one time payment received by the Company in Q1-2005 of $5.25 million for fees relating to the Red Mile royalty agreement. Interest expense increased to $1.1 million in Q1-2006 from $0.9 million in Q1-2005 due to an increase in interest payments on the Company’s royalty obligations.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

The following summary is presented in Canadian dollars except common shares outstanding.

								Mar 31
		Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	2004
	Dec 31 2005	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
Current assets	57,067,156	58,380,111	50,973,406	31,423,939	24,673,141	18,064,003	19,733,394	28,903,882
Mineral properties	3,000	3,000	3,000	3,000	3,000	3,000	28,813,296	28,813,296
Other assets	132,683,929	132,613,767	120,521,937	118,945,024	115,055,389	112,799,415	28,493,334	19,884,305
Total assets	189,754,085	190,996,878	171,498,343	150,371,963	139,731,530	130,866,418	77,040,024	77,601,483

Current liabilities	41,238,381	52,023,078	46,801,857	41,968,895	40,893,737	40,179,912	3,625,687	1,411,538
Other liabilities	109,527,872	109,864,245	112,549,977	108,391,925	107,763,788	95,601,763	25,891,582	25,289,741
Shareholders’ equity	38,987,832	29,109,555	12,146,509	11,143	(8,925,995)	(4,915,257)	47,522,755	50,900,204
Total shareholders’ equity
and liabilities	189,754,085	190,996,878	171,498,343	150,371,963	139,731,530	130,866,418	77,040,024	77,601,483

Revenue	(41,271,228)	(27,698,995)	(31,520,306)	(28,418,999)	–	–	–	–
Mine site operating costs	26,046,632	20,901,551	13,262,656	23,635,351	–	–	–	–
Transportation and treatment	6,276,902	4,400,743	5,300,114	3,847,703	–	–	–	–
Amortization	848,888	779,415	710,398	655,179	512,173	844	849	(179)
Expenses:
Accretion of reclamation
obligation	433,000	393,500	393,500	393,500	393,500	357,750	357,750	357,750
Conference and travel	71,485	60,369	36,301	11,281	12,995	11,689	19,062	22,051
Consulting	115,335	101,736	82,694	65,944	63,760	56,450	94,875	(10,462)
Corporation taxes	–	(6,825)	–	–	554	14,184	20,000	11,168
Exploration	269,629	455,211	6,634	11,694	32,047	(1,892,174)	3,959,724	980,197
Interest and finance charges	1,082,037	1,501,780	932,688	910,049	906,314	263,569	696,707	251,953
Legal, accounting and audit	362,495	176,167	74,022	79,317	97,146	325,567	92,940	22,913
Office and administration	390,319	527,896	236,954	236,804	164,316	88,512	199,224	189,976
Premium paid for GRTLP	–	–	–	–	–	–	–	5,095,249
Property investigation	–	–	–	–	–	4	–	–
Restart project	–	–	–	(1,214,796)	7,561,446	14,982,008	–	–
Shareholder communications	69,247	90,326	44,641	112,241	52,822	34,142	18,694	530,704
Trust and filing	21,086	8,300	8,027	67,787	6,114	53,052	13,842	17,241
Interest and other (income)	(1,626,954)	(1,324,344)	(1,552,559)	(1,233,485)	(6,437,221)	(4,464,851)	(228,670)	(325,399)
Loss on sale of property plant
and equipment	–	–	–	(17,000)	2,177,992	–	–	–
Income taxes	–	(17,522,000)		–	–	23,744,000	–	–
Foreign exchange	(32,151)	324,275	194,365	(120,290)	(364,270)	–	–	–
Write down of mineral property
acquisition costs	–	–	–	–	–	28,810,296	–	–
Stock-based compensation	230,846	401,470	170,310	392,697	164,549	2,035,178	1,526,084	296,686
Earnings (loss) for the period	6,712,432	16,429,425	11,619,561	585,023	(5,334,237)	(64,420,220)	(6,771,081)	(7,439,848)

Basic and diluted loss per
share	0.06	0.14	0.12	0.01	(0.06)	(0.85)	(0.08)	(0.11)

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

Historically, Taseko’s sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. As a consequence of the acquisition of the Gibraltar mine in 1999, Taseko received funding pursuant to a $17 million non-interest-bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. The net present value of the convertible debenture is classified as a liability on the Company’s balance sheet.

Reclamation deposits totaling approximately $18.6 million (including interest) and certain plant and equipment are secured to fund reclamation at the Gibraltar, Prosperity and Harmony properties. The $26.6 million liability shown as tracking preferred shares of the subsidiary, Gibraltar Mines Ltd, is the net book value of 12,483,916 shares issued as part of the cost to acquire the Harmony gold project. As Taseko has the right and the intention to settle these preferred shares with common shares of the Company, they have been included in shareholders’ equity in the balance sheet.

At December 31, 2005, Taseko had positive working capital of $13.0 million, as compared to a $16.2 million working capital deficit at the end of December 31, 2004. The increase in working capital was primarily a result of operations from the Gibraltar mine, and the recognition of tax loss carryforwards.

The Company has accrued a tax provision of a subsidiary company of $19.6 million in the consolidated financial statements. This provision is net of a $23.7 million income tax expense recorded in 2004 which management believes is less than likely of ever becoming payable. The subsidiary will consider its current and past tax filing positions in addition to tax planning strategies which might be put in place subsequent to the Company's financial reporting date. The Company would exhaust all appeals if any taxes were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. No taxation authority has assessed the amount or any portion thereof as payable. Accordingly there is no immediate impact on liquidity.

Management anticipates that revenues from copper and molybdenum, along with current cash balances will be sufficient to cover operating costs and working capital during fiscal 2006.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7 Capital Resources

The capital leases associated with certain of the Company's mining shovels and mine haul trucks are payable in US dollars at interest rates ranging from approximately 6% to 10%. These capital leases have terms of 48 months, and are secured by the mining equipment to which they relate. Minimum required payments on these leases until they are extinguished are as follows:

		Year ended	Year ended
	Remainder of fiscal	September 30,	September 30,
	2006	2007	2008	Total
Principal	US$ 1,358,299	US$ 1,894,677	US$ 9,273,127	US$ 12,526,103
Interest	461,087	531,173	430,738	1,422,998
Total	US$ 1,819,386	US$ 2,425,850	US$ 9,703,865	US$ 13,949,101

A lease guarantee fee of approximately US$46,500 ($54,000) per month, until the earlier of October 2008 or the extinguishment of the leases, is payable in addition to the above amounts.

The Company has the right and the obligation to acquire this equipment for residual values totaling approximately US$7.3 million ($8.5 million) at the end of the lease term in September 2008.

The Company has various loans on its on-road vehicles totaling $343,933, of which $200,616 is current.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8 Off-Balance Sheet Arrangements

None

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. Taseko reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company during the three months ended December 31, 2005 were $525,237, as compared to $177,357 in the three months ended December 31, 2004.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12 Critical Accounting Estimates

The Company's significant accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves,
  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment, and of assets under capital lease, the carrying values of the reclamation liability,
  the carrying values of the capital leases,
  the carrying values of the convertible debenture and conversion right,

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

  income taxes,
  the valuation allowances for future income taxes,
  the carrying values of the receivables from sales of concentrate, the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

1.13 Change in Accounting Policies including Initial Adoption

Convertible debentures

Effective October 1, 2005 the Company adopted certain new provisions of the Canadian Institute of Chartered Accountants Handbook Section 3860, Financial Instruments – Disclosure and Presentation. The standard requires that convertible debentures which may be settled in cash, or by common shares of the Company at the Company's discretion, be presented as a liability. The accretion charges that were previously recorded through deficit have been eliminated and now included as interest expense. For the year ended September 30, 2005, this amounted to $1,075,478 (2004 – $977,705). For the three months ending December 31, 2005 it amounted to $269,972. This change had no effect on net income (loss) per share.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at February 3, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				108,413,148

Share purchase option	September 29, 2006	$ 0.55	1,350,000
	September 20, 2006	$ 1.40	3,223,000
	September 29, 2006	$ 1.36	1,960,000
	September 26, 2006	$ 1.50	10,000
	September 28, 2010	$ 1.15	1,480,000
	September 28, 2007	$ 1.15	495,000
	December 14, 2007	$ 1.29	135,000	8,653,000

Warrants	September 28, 2006	$ 1.40	8,000,000
	September 18, 2006	$ 1.66	5,204,361	13,204,361

Convertible Debenture,	July 21, 2009	$ 4.64	3,663,793	3,872,437
Boliden Westmin (Canada) Limited

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916